UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 033-81304

Community Capital Corporation Employee Stock Ownership Plan
(with Code Section 401(k) provisions)
(Exact name of registrant as specified in its charter)

1043 East Morehead Street, Suite 201, Charlotte, North Carolina 28204, (704) 716-2134
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Plan interests in the Community Capital Corporation Employee Stock Ownership Plan (with Code Section 401(k) provisions) (the “Plan”)
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[X]

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 28, 2012

Park Sterling Bank 401(k) Plan
(successor to the Community Capital Corporation Employee Stock Ownership Plan)

By: Park Sterling Bank, its Plan Administrator

By:	/s/ David L. Gaines
Name:	David L. Gaines
Title:	Chief Financial Officer

* In connection with the merger of Community Capital Corporation (“Community Capital”) into Park Sterling Corporation (“Park Sterling”), the Plan was amended to eliminate the option of participants to invest in securities of Community Capital or Park Sterling. On November 10, 2011, Park Sterling (as successor to Community Capital) filed a post-effective amendment on Form S-8 with the SEC to terminate the offering of Community Capital common stock offered under the Plan and deregister unsold shares and plan interests, and on January 1, 2012, the Plan was merged into the Park Sterling Bank 401(k) Plan. This Form 15 is being filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including Form 11-K.